Cue Energy Resources Limited

[redacted]

06019389

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

24 November 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

dw 12/21

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk Field Update

The Jeruk oil discovery is located in the Sampang PSC, offshore Indonesia, approximately 42Km south east of Surabaya.

As foreshadowed in the ASX release dated 2 August 2006, technical work has been ongoing to assist in determining the most likely resource range and forward plan.

Santos has reported that;

> "This analysis is now largely complete and whilst there are substantial remaining reservoir uncertainties, the upside recoverable oil resource for Jeruk is most likely to be less than 50 million barrels.
>
> Opportunities to commercialise Jeruk are being pursued, however plans for additional appraisal drilling have been placed on hold pending the review of development scenarios and the resolution of commercial and technical issues which may potentially impact the viability of any development."

The participants in the Sampang PSC are:

	Sampang PSC	**Jeruk Field**
Santos (Sampang) Pty Ltd (operator)	40.5%	40.5%
Singapore Petroleum Sampang Ltd	36.0%	19.64%
Cue Sampang Pty Ltd	13.5%	7.36%
PT Petrogas Oyong Jatim*	10.0%	10.0%
Medco Strait Services Pte Ltd	0.0%	22.5%

* Subject to finalisation of documentation

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew M. Knox
Public Officer

24 November 2006